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ANNUAL AUDITED REPORT
FORM X-17a-5
PART III

SEC FILE NUMBER
8-21901

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

UBS Global Asset Management (US) Inc.

OFFICE USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

51 West 52nd Street
(No. and Street)

New York	New York	10019
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Trevor Chambers — (312) 525-7728
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

233 South Wacker Drive	Chicago	Illinois	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Independent Auditor
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 11 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).

AB 4/3

OATH OR AFFIRMATION

I, Trevor Chambers, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental information pertaining to the firm of UBS Global Asset Management (US) Inc. (the Company) as of December 31, 2006, are true and correct. I further affirm that neither the Company, nor the stockholder or any principal officer or director have any proprietary interest in any account classified solely as that of a customer.



Trevor Chambers
Controller



Notary Public



OFFICIAL SEAL
RENITTA JACOBS
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:10/23/08

This report contains (check all applicable boxes):

(x) (a) Facing Page
(x) (b) Statement of Financial Condition
( ) (c) Statement of Operations
( ) (d) Statement of Cash Flows
( ) (e) Statement of Changes in Stockholder's Equity
( ) (f) Statement of Changes in Subordinated Borrowings

Supplemental Information:

( ) (g) Computation of Net Capital under Rule 15c3-1
( ) (h) Computation for Determination of Reserve Requirements pursuant to Rule 15c3-3
( ) (i) Information Relating to the Possession or Control Requirements under Rule 15c3-3
( ) (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements pursuant to Rule 15c3-3
( ) (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
(x) (l) An Oath or Affirmation
( ) (m) Supplementary Report of Independent Registered Public Accounting Firm on Internal Control

STATEMENT OF FINANCIAL CONDITION

UBS Global Asset Management (US) Inc.
(A Subsidiary of UBS Americas Inc.)
December 31, 2006

UBS Global Asset Management (US) Inc.

Statement of Financial Condition

December 31, 2006

Contents

0610-0775832

Report of Independent Registered Public Accounting Firm

The Board of Directors
UBS Global Asset Management (US) Inc.

We have audited the accompanying statement of financial condition of UBS Global Asset Management (US) Inc. (the Company) as of December 31, 2006. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of UBS Global Asset Management (US) Inc. at December 31, 2006, in conformity with accounting principles generally accepted in the United States.

Ernst + Young LLP

February 28, 2007
Chicago, Illinois

UBS Global Asset Management (US) Inc.

Statement of Financial Condition

(In Thousands of Dollars, Except Share and Per Share Amounts)

December 31, 2006

Assets		
Investment in commercial paper	$	46,870
Receivable from clients		6,421
Receivable from affiliates		793
Deferred distribution costs		9,066
Prepaid expenses		346
Total assets	$	63,496
Liabilities and stockholder's equity		
Accrued liabilities and accounts payable	$	2,282
Income tax payable to Parent		630
Payable to affiliates		27
Total liabilities		2,939
Stockholder's equity:		
Common stock, $1 par value, 1,000 shares authorized, issued, and outstanding		1
Additional paid-in-capital		39,495
Retained earnings		21,061
Total stockholder's equity		60,557
Total liabilities and stockholder's equity	$	63,496

See notes to statement of financial condition.

UBS Global Asset Management (US) Inc.

Notes to Statement of Financial Condition
(In Thousands of Dollars)

December 31, 2006

1. Organization and Nature of the Business

The statement of financial condition includes the accounts of UBS Global Asset Management (US) Inc. (the Company). The Company is a wholly owned subsidiary of UBS Americas Inc. (UBS Americas), a wholly owned subsidiary of UBS AG (UBS). The Company has material transactions with subsidiaries and affiliates of UBS Americas.

The Company is engaged in the business of distributing certain investment vehicles and providing investment advisory and portfolio management services to individuals, institutions, trusts, pensions, endowments, and mutual funds. The Company is a broker-dealer registered under the Securities Exchange Act of 1934 and a registered investment adviser under the Investment Advisers Act of 1940. During 2006, the Company reorganized its operations to focus on distribution services, and it transferred substantially all investment advisory agreements to an affiliate (see Note 3).

2. Summary of Significant Accounting Policies

Use of Estimates

The statement of financial condition have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of this statement of financial condition requires management to make estimates and assumptions that affect the amounts reported in the statement of financial condition and accompanying notes. Actual results could differ from such estimates.

Investments in Commercial Paper

The Company typically purchases commercial paper instruments that mature within 30 days. The ability of the issuers of the commercial paper to meet their obligations may be affected by economic developments, including those particular to a specific industry or region. Investments in commercial paper are carried at amortized cost, which approximates fair value. The Company's investments in commercial paper are concentrated with one counterparty rated P-1 by Moody's at December 31, 2006.

2. Summary of Significant Accounting Policies (continued)

Receivables From Clients

Investment advisory and distribution fees are accrued during the period in which they are earned, and subadvisory fees to unaffiliated managers are recorded in the period the services are performed. The Company may waive certain advisory fees for competitive reasons or due to regulatory requirements.

Deferred Distribution Costs

The Company is responsible for the distribution of shares of certain mutual funds and investment vehicles. In connection with the distribution of certain classes of shares, the Company pays UBS Financial Services, Inc. (UBS FSI), an affiliated broker-dealer, and other third-party brokers a fee based on the value of the fund shares sold by UBS FSI and other third-party brokers. The fees paid to UBS FSI and other third-party brokers are deferred and amortized over the period during which the Company receives 12b-1 fee revenue from the mutual funds for its role in the distribution of the shares. The deferred distribution costs are amortized over a period of one to six years based on the contractual period the 12b-1 fee revenue is received.

Income Taxes

Certain income and expense items are accounted for in different periods for income tax purposes rather than for financial reporting purposes. Provisions for deferred taxes, if applicable, are made in recognition of these temporary differences in accordance with the provisions of Financial Accounting Standards Board (FASB) Statement No. 109, *Accounting for Income Taxes* (SFAS 109).

The Company is included in the consolidated federal income tax return and certain state and local tax returns of UBS Americas Inc. and certain combined state and local tax returns of UBS AG. Federal, state, and local taxes are provided on a separate return basis.

(In Thousands of Dollars)

2. Summary of Significant Accounting Policies (continued)

In June 2006, the FASB issued FIN 48, *Accounting for Uncertainty in Income Taxes, an Interpretation of SFAS 109*, which prescribes a recognition threshold and measurement attribute for financial statement recognition and measurement of a tax position. FIN 48 is effective for years commencing after December 15, 2006. The Company is currently evaluating the impact of FIN 48 on its statement of financial condition. However, the Company does not expect FIN 48 to have a material effect on its statement of financial condition.

Fair Value of Financial Instruments

The Company's financial instruments are carried at fair value or amounts that approximate fair value.

3. Reorganization of Operations

Effective January 1, 2006, the Company entered into a plan to reorganize its operations. The reorganization limits the nature of the Company's operations to distribution activities. The reorganization is divided into four primary areas. First, in conjunction with the reorganization, the Company agreed to transfer certain assets and liabilities to UBS Global Asset Management (Americas) Inc., an affiliate of the Company, effective January 1, 2006. These certain assets and liabilities were transferred at their net book values, which approximated their fair values. The net book value of the liabilities transferred exceeded the value of assets transferred by $9,993. Therefore, cash of $9,993 was also transferred through an intercompany settlement.

Second, substantially all of the investment advisory agreements between the Company and its customers were transferred to UBS Global Asset Management (Americas) Inc. (hereafter, Global AM Americas) during 2006, primarily on April 1, 2006.

Third, all of the employees of the Company became employees of Global AM Americas effective January 1, 2006. Employees associated with distribution activities and officers of UBS Americas have dual employee status with both the Company and Global AM Americas. All compensation and benefit costs associated with the dual employees are borne by Global AM Americas and allocated to the Company based on a service level agreement.

3. Reorganization of Operations (continued)

Fourth, the Company executed a service level agreement with Global AM Americas effective as of January 1, 2006. Under the service level agreement, Global AM Americas compensates the Company for the distribution of certain investment products for which Global AM Americas is the registered investment advisor. Similarly, the Company is allocated the portion of the expenses incurred by Global AM Americas that relate to the distribution activities conducted by the Company.

4. Related-Party Transactions

The Company has entered into a Distribution Support Services agreement with UBS FSI for distribution, marketing support, and other services. Under the agreement, the Company pays a fee of 5 basis points of all sales of fund shares, excluding certain programs that have been agreed to by the parties. In addition, the Company pays a fee of 10 basis points of the net asset value of all equity shares and 7.5 basis points of the net asset value of all fixed income shares in dealer accounts. The net asset values exclude certain grandfathered assets prior to July 1, 1997, and qualified plan assets held away from UBS FSI.

Beginning in 2005, the Company agreed to pay amounts to brokers distributing the Class Y shares. The Y share class does not charge customers 12b-1 distribution fees, therefore, the Company agreed to pay these amounts out of its own resources. These payments are included in distribution costs in the statement of operations. The Company distributes mutual funds that are advised by Global AM Americas. The Company was reimbursed by Global AM Americas in the amount of $1,853 for amounts paid to brokers for mutual funds advised by Global AM Americas.

4. Related-Party Transactions (continued)

The Company's revenues and expenses are processed by UBS FSI utilizing a centralized treasury function. UBS FSI sweeps all excess cash from the Company's accounts on a daily basis. The Company records either a receivable from affiliate or payable to affiliate based on the net balance swept from its account at the end of each business day. On a monthly basis, the Company purchases investments in commercial paper to reduce the amount of its receivable from affiliate balance with UBS FSI.

5. Regulatory Requirements

The Company is subject to the Securities and Exchange Commission (SEC) Uniform Net Capital Rule, Rule 15c3-1. Under the alternative method of computing capital requirements, the Company's net capital shall not be less than $250. As of December 31, 2006, the Company's net capital, as defined, was $42,515, which exceeded the minimum net capital required by $42,265. Dividend payments, equity withdrawals, and advances are subject to certain notification and other provisions of the net capital rules of the SEC and other regulatory bodies.

6. Income Taxes

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. As of December 31, 2006, deferred income taxes are zero.

7. Contingencies

The Company has been named as a defendant in legal actions arising in the ordinary course of business. While the outcome of such matters cannot be predicted with certainty, in the opinion of management of the Company, these actions will be resolved with no material adverse effect on the Company's statement of financial condition taken as a whole.

END